SECU 11023536 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 25 2011
Washington, DC
110

SEC FILE NUMBER
8-13657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **October 1, 2010** AND ENDING **September 30, 2011**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Howe Barnes Hoefer & Arnett, Inc.
(a wholly owned subsidiary of Raymond James Financial, Inc)

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg	Florida	33716
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Flass (727) 567-4170
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Ch.B 11/30

OATH OR AFFIRMATION

I, Richard B. Franz, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Howe Barnes Hoefer & Arnett, Inc.** as of **September 30, 2011,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Karen B Wachtel
My Commission DD846078
Expires 02/21/2013

Signature

SVP / Treasurer / Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Consolidated Statement of Financial Condition.
- ☐ (c) Consolidated Statement of Operations.
- ☐ (d) Consolidated Statement of Cash Flows.
- ☐ (e) Consolidated Statement of Changes in Stockholders' Equity.
- ☐ (f) Consolidated Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

Independent Auditor's Report

To the Board of Directors
Howe Barnes Hoefer & Arnett, Inc. and Subsidiaries
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of Howe Barnes Hoefer & Arnett, Inc. and Subsidiaries (collectively, the Company) as of September 30, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Howe Barnes Hoefer & Arnett, Inc. and Subsidiaries as of September 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen LLP

Chicago, Illinois
November 22, 2011

Howe Barnes Hoefer & Arnett, Inc. and Subsidiaries
(a wholly owned subsidiary of Raymond James Financial, Inc.)

Consolidated Statement of Financial Condition
September 30, 2011

Assets	
Cash and cash equivalents	$ 3,485,784
Cash and cash equivalents at clearing broker	1,668,432
Receivable from affiliate	723,018
Receivable from broker-dealer	14,322
Other receivables	381,250
Investments, at fair value	1,580,984
Deferred taxes	2,265,706
Other assets	255,385
Total Assets	$ 10,374,881
Liabilities and Stockholder's Equity	
Liabilities	
Payable to affiliate	$ 274,012
Accounts payable and accrued expenses	79,725
Total Liabilities	353,737
Stockholder's equity	
Common stock, $50 par value; authorized 800 shares; issued 470 shares; outstanding 302 shares	23,500
Additional paid-in capital	9,306,575
Retained earnings	4,904,517
Less stock in treasury, at cost (168 common shares; 100 preferred shares)	(4,213,448)
Total Stockholder's Equity	10,021,144
Total Liabilities and Stockholder's Equity	$ 10,374,881

See Notes to Consolidated Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Howe Barnes Hoefer & Arnett, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). Howe Barnes Hoefer & Arnett, Inc. has two wholly owned subsidiaries, HBI Investment Funds, LLC, which serves as general partner for three limited partnerships that invest in securities of financial institutions, and Howe Barnes Capital Management, Inc., which is a registered investment advisor with the SEC (collectively, the Company).

On April 1, 2011, Raymond James Financial, Inc. (RJF or the Acquiring Parent) through one of its wholly owned subsidiaries, acquired all of the issued and outstanding shares of the Company. The Company has elected not to establish a new basis of accounting for the acquired assets and assumed liabilities, a practice which is permitted under generally accepted accounting principles, but not required. For the period through June 10, 2011, the Company's customer securities transactions were cleared through a third party broker-dealer on a fully disclosed basis. As a result of the acquisition, RJF integrated most of the Company's business operations into the broker-dealer operations of one of RJF's wholly owned subsidiaries. The Company has ceased the majority of its operations as of June 10, 2011 after the effect of the integration of those operations into wholly owned subsidiaries of the Acquiring Parent. Accordingly, the Company has no employees as of September 30, 2011. As of September 30, 2011, the Company continues operations through performance under certain business advisory engagements.

The provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC apply to the Company and, accordingly, the Company is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers.

Significant accounting policies are as follows:

Basis of presentation and principles of consolidation: The Company prepares its financial statements in conformity with United States of America (U.S.) generally accepted accounting principles (GAAP).

The consolidated financial statements include the accounts of Howe Barnes Hoefer & Arnett, Inc., HBI Investment Funds, LLC, and Howe Barnes Capital Management, Inc. All significant intercompany transactions and accounts have been eliminated in consolidation.

Accounting estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Securities transactions and related revenue and commission revenue and related expenses are recorded on a trade-date basis. Investment banking revenues are recorded at the time the transaction is completed and the related income is reasonably determinable. Advisory fees are based on predetermined percentages of the market values of the underlying portfolios and are recognized as revenues as the related services are performed. Management fee and incentive fee income is recognized on the accrual basis. Financial service fee revenues are recognized as earned. Interest income and expense are recognized on the accrual basis. The allowance for doubtful accounts is based on specifically identified amounts that the Company believes to be uncollectible.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Cash and cash equivalents: Cash and cash equivalents include cash and money market mutual fund investments.

Fair value: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP provides levels to be used to classify fair value measurements. The three levels of measurement within the fair value hierarchy defined by GAAP are described below:

Level 1. Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are both significant to the measurement of fair value and unobservable. These valuations require significant management judgment or estimation.

As of September 30, 2011, the Company has no financial instruments classified within Level 1 or Level 2 of the fair value hierarchy.

Investments in other investment partnerships are recorded at net asset values as of the measurement date as determined by the General Partner of the respective investment partnership. Generally, the fair value represents the amount the Company could reasonably expect to receive if it were to liquidate its investments in the investment partnership at the time of valuation, based on the information reasonably available at the time the valuation is made and that the Company believes to be reliable. Those estimated fair values do not necessarily represent the amounts that may ultimately be realized due to the occurrence of future circumstances that cannot be reasonably determined.

Income taxes: The results of the Company's operations for the six month period ended March 31, 2011 are included on short-period tax returns filed with various taxing authorities.

The results of the Company's operations effective April 1, 2011 and thereafter are included in the consolidated federal and certain consolidated state income tax returns of the Acquiring Parent. As a result of the inclusion in consolidated filings, the majority of income taxes receivable reported on the Statement of Financial Condition are due from the Acquiring Parent. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. GAAP recognizes that the final outcome of certain tax positions the Company may take are uncertain, and provides standards for reflecting these uncertainties in its financial statements. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact the Company's consolidated financial position, results of operations, or cash flows. See Note 6 for further information on the Company's income taxes.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Variable interest entities: The Company assesses Variable Interest Entities (VIEs) for consolidation when it holds variable interests in the entity. The Company consolidates the VIEs that are subject to assessment when it is deemed to be the primary beneficiary of the VIE. The process for determining whether the Company is the primary beneficiary of the VIE involves a conclusion of whether the Company is the party to the VIE holding a variable interest that meets both of the following criteria: (1) has the power to make decisions that most significantly affect the economic performance of the VIE, and (2) has the obligations to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE.

One of the Company's subsidiaries is the general partner in funds which the Company determined to be VIEs which the Company is not required to consolidate (Managed Funds). The Company is not required to consolidate these funds since each of these funds each satisfy conditions specified by GAAP for deferral of the determination of who is the primary beneficiary of the VIE and therefore, who has the obligation to consolidate the VIE. These funds meet the deferral criteria as: (1) these funds' primary business activity involves investment in the securities of other entities not under common management for current income, appreciation or both; (2) ownership in the funds is represented by units of investments to which proportionate shares of net assets can be attributed; (3) the assets of the funds are pooled to avail owners of professional management; (4) the funds are the primary reporting entities; and (5) the funds do not have an obligation (explicit or implicit) to fund losses of the entities that could be potentially significant.

See additional information on VIEs presented in Note 9.

Note 2. Cash and Cash Equivalents at Clearing Broker

During a portion of fiscal year 2011, the Company cleared its security transactions through a third party broker-dealer on a fully disclosed basis. Subsequent to the acquisition by RJF, this third party clearing agreement was terminated. The Company is in the process of resolving all remaining issues with the third party and until final resolution, is required to maintain with such third party a cash deposit in the amount of $500,000. This cash deposit is included within cash and cash equivalents at clearing broker on the Consolidated Statement of Financial Condition. In addition to this deposit, the third party clearing broker is holding securities commissions in accounts on behalf of the Company totaling $1,168,432. These commissions will be paid to the Company upon final resolution of all outstanding matters with the third party clearing broker.

Note 3. Fair Value of Financial Instruments

The following table presents assets measured at fair value on a recurring basis as of September 30, 2011:

		Fair Value Measurements Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Investments in limited partnerships invested in financial institutions	$ 1,580,984	$ -	$ -	$ 1,580,984

There have been no material transfers between Level 1, Level 2 and Level 3 during the year.

The investments in limited partnerships represent closed-end private equity funds that invest in the securities of U.S. financial institutions. The Company has no redemption rights with the limited partnerships. As of September 30, 2011, the Company had no capital commitments to the limited partnerships.

Note 4. Liabilities Subordinated to the Claims of General Creditors

The borrowings under secured demand note collateral agreements at September 30, 2010, represented subordinated demand notes with three lenders totaling $3,400,000. Interest on the notes was fixed at 8 percent. The three notes with principal amounts of $1,800,000, $800,000 and $800,000 were released on April 1, 2011.

Note 5. Defined Contribution Benefit Plan

During the first six months of fiscal year 2011, the Company had a defined contribution benefit plan (Profit Sharing Plan) covering substantially all of its employees. As a result of the change in ownership of the Company, this plan was terminated effective April 1, 2011.

For the periods prior to its termination, under the terms of the plan, the Company matched employee contributions and also had the option of making discretionary contributions to the Profit Sharing Plan.

Note 6. Income Taxes

As of September 30, 2011, the Company has a deferred tax asset of $2,265,706 related to investments in partnerships, net operating losses and other items. The net operating loss carryforwards for federal income tax purposes are approximately $1,142,000 which are available to offset future taxable income, if any. The net operating loss carryforwards available for state income tax purposes are approximately $622,000 which are available to offset future taxable income, partially offset by a federal tax benefit related thereto of approximately $218,000. These net operating loss carryforwards expire between fiscal year 2019 and fiscal year 2031. No valuation allowance is required as of September 30, 2011 as management believes it is more likely than not that the deferred tax asset is realizable based on expectations of future taxable income.

The Company has no liability related to unrecognized tax benefits.

Through the period ended March 31, 2011, the Company filed income tax returns in the U.S. federal jurisdiction, various states and municipalities. The Company is generally no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2005.

Effective for the period from April 1, 2011 and thereafter, the Company's results will be included in the consolidated income tax returns of the Acquiring Parent in the U.S. jurisdiction and certain consolidated states. The Company will continue to file separate tax returns in certain states and local jurisdictions.

Note 7. Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

As a result of the extensive regulation of the financial services industry, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, from time to time, regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes that there are meritorious defenses in each of these lawsuits and arbitrations. In view of the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In the opinion of management, based on current available information, ultimate resolution of these matters will not have a material adverse impact on the Company's consolidated financial position or cumulative results of operations. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and upon the level of income for such period.

Note 8. Related-Party Transactions

Included within cash and cash equivalents on the Consolidated Statement of Financial Condition, is $76,436 of cash in an account held by a subsidiary of the Acquiring Parent.

One of the Company's subsidiaries, HBI Investment Funds, LLC, is the general partner of three limited partnerships (see Note 9 for further information on these VIEs). Howe Barnes Hoefer & Arnett, Inc. and HBI Investment Funds, LLC have equity interests in the limited partnerships totaling approximately $705,692 and $128,516, respectively, at September 30, 2011 which are included in Investments, at fair value on the Consolidated Statement of Financial Condition. The general partner is required to maintain its initial contribution of 1 percent of the original limited partner commitments within each partnership.

As part of the process of integration of the Company's business into the operations of the Acquiring Parent, investments with a fair value of $3,525,012 on June 10, 2011, were sold to Raymond James & Associates (RJA), a wholly owned broker-dealer subsidiary of the Acquiring Parent. The Company had no gain or loss associated with this sale transaction.

The leasehold improvements and most of the furniture and equipment were sold to the Acquiring Parent during fiscal year 2011 at amounts equal to their book value as of April 1, 2011.

The Acquiring Parent assumed all of the outstanding obligations of the Company on all of its leases, effective April 1, 2011.

Certain employees entered into agreements with the Company whereby the Company provided loans to the employee in accordance with the terms of the promissory note. As part of the terms of the change in ownership of the Company, the outstanding balance due on all employee loans were assumed by the Acquiring Parent.

The Company entered into a service agreement with RJA to provide accounting, operational and executive services, use of office facilities and related services at amounts specified in the agreement. In addition, RJA agreed to provide the Company the services of certain of RJA's employees who are necessary in the performance of certain of the Company's on-going operations.

Note 9. Variable Interest Entities

The aggregate assets, liabilities, and our exposure to loss from Managed Funds in which we hold a variable interest but we are not required to consolidate are provided in the table below:

	September 30, 2011		
	Aggregate Assets	Aggregate Liabilities	Our Risk of Loss
Managed Funds	$ 12,813,927	$ -	$ 834,207

Note 10. Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts primarily with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Note 11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the net capital method permitted by Rule 15c3-1, which requires that the Company maintain net capital which is the greater of $1,000,000 or 6 2/3 percent of aggregate indebtedness or 4 percent of aggregate debits if the alternative method is used. At September 30, 2011, the Company had no aggregate indebtedness and therefore the minimum net capital of $1,000,000 applies.

Net capital	$ 4,724,243
Less: Required net capital	(1,000,000)
Excess net capital	$ 3,724,243

The following is a summary of stockholder's equity at September 30, 2011. The financial information of the Company's subsidiaries (as defined in Note 1) is included in the accompanying consolidated financial statements; the subsidiaries are required to be included in the regulatory capital contribution if they are in a loss position but are not required to be included if they are in a gain position.

Consolidated stockholder's equity	$ 10,021,144
Less: Equity in subsidiaries	(91,803)
Stockholder's equity per Company's regulatory capital computation	$ 9,929,341
Total assets of consolidated subsidiaries	$ 188,952

Howe Barnes Hoefer & Arnett, Inc. and Subsidiaries

Consolidated Statement of Financial Condition
September 30, 2011

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934.